

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2015

Via E-Mail
Christopher M. Crain, Esq.
General Counsel
Houlihan Lokey, Inc.
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067

> **Re:**   **Houlihan Lokey, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 18, 2015**
> **CIK No. 001302215**

Dear Mr. Crain:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note that you revised your 2000 revenues from the $205 million disclosed in your initial Draft Registration Statement to the $144.1 million disclosed in the amendment submitted June 18, 2015. Please tell us the reason for the change in revenue for the year 2000.

Risk Factors, page 21

Risks Related to Our Business, page 21

2.   We note your risk factor about the significant control over your corporate actions that ORIX will retain following the offering. Please add a separate risk factor in this section that discusses your significant continued exposure to ORIX from a business standpoint after the offering. For instance, we note that you had $328 million in receivables with ORIX and its affiliates as part of your existing cash management arrangements. After the offering, the new Cash Management Agreements contemplate lending up to $400 million to ORIX and ORIX Global. Finally, we note that ORIX will continue to provide services, including management, accounting and regulatory services, to you after the offering under the Transition Services Agreement. Consequently, if ORIX were to encounter operational or financial difficulties, your operations or financial condition may be impacted.

Corporate Reorganization, page 41

3.   We note your response to prior comment 11. Please revise your disclosure to provide a brief description of the non-operating assets that will be included in the distribution to your existing owners.

4.   In certain places in your amendment you seem to imply that there may be certain HL Holders who are not party to the HL Voting Trust Agreement (e.g., "the HL Holders party to the HL Voting Trust Agreement will deposit their common stock…" on page 42). In other places, however, you imply that all of the HL Holders will be party to the HL Voting Trust Agreement (e.g., "the HL Holders through the HL Voting Trust will own   shares of Class B Common Stock…" on page 43). Please revise your disclosure to clarify whether you anticipate that all or only some HL Holders will become party to the HL Voting Trust Agreement.

Financial Advisory Services, page 58

5.   We note from your discussion on page 7 that your Financial Advisory Services segment includes a wide range of services including Transaction Opinions, Portfolio Valuation, Tax and Financial Reporting Valuation and Consulting Services. Please enhance your Financial Advisory Services revenue discussion to discuss the relative contribution of each major service contributor to the respective revenues for the periods presented as well as the drivers for significant changes in contribution.

Contractual Obligations, 61

6.   We note your response to prior comment 25. Please tell us and provide the details to support your conclusion that the financial impact related to the calls and put rights that

were issued under an agreement related to an unconsolidated entity are not material to your financial statements. Additionally, tell us how you concluded that disclosure related to this transaction was not required as a subsequent event pursuant to the guidance in ASC 855-10-25-3 and 855-10-55-2.

Recognition of Revenue, page 63

7.   We note your response to prior comment 26 and the revised disclosure on page 63. Please revise to discuss the specific measures the deal team uses to evaluate the status of engagements, including the relationship of the measures to total services required to be performed. Additionally, disclose how your accounting group evaluates management's estimate of the relative proportion of service provided through the financial reporting date to total services required to be performed.

Description of Capital Stock, page 109

Voting Rights, page 109

8.   In the first paragraph, you state that Class A and Class B common stock have identical rights "except as otherwise expressly provided in our…certificate of incorporation." Please revise this section to discuss all material exceptions to the general rule that are expressly provided in the certificate of incorporation, or confirm that all material exceptions have been disclosed in this section.

Note 2 - Summary of Significant Accounting Policies, page F-9

9.   We note your response to prior comment 40. We do not concur that your reclassification of reimbursements for out-of-pocket expenses presented net against the related expenses is in accordance with ASC 605-45-45-22 and 23. However, on the basis of materiality and since you have disclosed such amounts, we will not object to your current presentation. However if such amounts were to become material in the future, we may reconsider your policy. Additionally, you may provide us with additional information to explain how your policy complies with ASC 605-45-45-22 and 23.

Note 3 - Investments in Unconsolidated Entities, page F-13

10.   In an effort to increase transparency related to your investments in unconsolidated entities, please disclose the respective investment balance for each investment.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Will Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel